EXHIBIT 12
SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES RATIOS OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

                                                                                                          Twelve
                                                                    Year Ended December 31,               Months Ended
                                              ---------------------------------------------------------- --------------
                                                 1990        1991        1992        1993        1994    Sept. 30, 1995
EARNINGS BEFORE INCOME TAXES                  ---------------------------------------------------------- --------------
  AND FIXED CHARGES:

Income before interest expense (1)           $1,289,320  $1,172,285  $1,190,051  $1,127,275  $1,081,800  $1,137,183
Add:
  Taxes on income (2)                           489,148     412,922     443,548     408,033     452,091     479,600
  Rentals (3)                                     8,840       7,539       4,460       3,463       3,512       4,050
  Allocable portion of interest
   on long-term Contracts for
   the purchase of power (4)                     10,600       1,925       1,908       1,890       1,870       1,854
  Spent nuclear fuel interest (6)                 1,994       1,683       1,339         487          68           -
  Amortization of previously capitalized
   fixed charges                                 33,910      31,149      22,344       4,878       2,271       1,664
Total earnings before income                  ----------  ----------  ----------  ----------  ----------  ----------
  taxes and fixed charges (A)                $1,833,812  $1,627,503  $1,663,650  $1,546,026  $1,541,612  $1,624,351

FIXED CHARGES:
  Interest and amortization                  $  552,567  $  542,732  $  517,142  $  449,230  $  443,219  $  459,022
  Rentals (3)                                     8,840       7,539       4,460       3,463       3,512       4,050
  Capitalized fixed charges -
   nuclear fuel (5)                               5,261       2,654         873         978         254       1,555
  Allocable portion of interest on
   long-term contracts for
   the purchase of power (4)                     10,600       1,925       1,908       1,890       1,870       1,854
  Spent nuclear fuel interest (6)                 1,994       1,683       1,339         487          68           -
                                              ----------  ----------  ----------  ----------  ----------  ----------
Total fixed charges (B)                      $  579,262  $  556,533  $  525,722  $  456,048  $  448,923  $  466,481

RATIO OF EARNINGS TO
  FIXED CHARGES (B):                               3.17        2.92        3.16        3.39        3.43        3.48
                                              ==========  ==========  ==========  ==========  ==========  ==========

(1)Includes allowance for funds used during construction and accrual of unbilled revenue.
(2)Includes allocation of federal income and state franchise taxes to other income.
(3)Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.
(4)Allocable portion of interest included in annual minimum debt service requirement of supplier.
(5)Includes fixed charges associated with the Nuclear Fuel.
(6)Represents interest on spent nuclear fuel disposal obligation.